

ANNTAYLOR

NEWS RELEASE

142 WEST 57TH STREET NEW YORK, N.Y. 10019

MICHAEL SMALDONE APPOINTED SENIOR VICE PRESIDENT OF DESIGN FOR ANN TAYLOR STORES

New York, NY, September 17, 2003 -- AnnTaylor Stores Corporation (NYSE: ANN) announced today an executive appointment. Michael Smaldone will be joining the Company as Senior Vice President of Design for the Ann Taylor Stores division of Ann Taylor, Inc., effective September 19, 2003. He will be replacing Mark Eisen who has resigned from the Company for personal reasons. Mr. Smaldone will report directly to Jerome Jessup, Senior Executive Vice President for Merchandising and Design at Ann Taylor Stores.

In a statement today, Mr. Jessup said, “We are extremely pleased to bring Michael Smaldone to the Ann Taylor team. With his experience in positioning brands for growth and developing creative teams he will provide strong leadership to the Ann Taylor team.”

Most recently, Mr. Smaldone served as Chief Design Officer at Anne Klein. Previous to Anne Klein, he was the Creative Director of Elie Tahari. Mr. Smaldone also worked for Banana Republic where he last served as Vice President of Design.

Ann Taylor is one of the country's leading women's specialty retailers, operating 611 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com.

Contact: Barry Erdos
Chief Operating Officer
(212) 541-3318